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                                                                                                     Exhibit 12

                                                   CENTRAL FIDELITY BANKS, INC.
                                              RATIO OF EARNINGS TO FIXED CHARGES
                                                   FOR THE PERIODS INDICATED


                                       Three Months ended
                                            March 31                      Year ended December 31,
                                         1995     1994       1994       1993       1992       1991       1990
Net income                             $25,720   $29,291    $84,864   $102,917    $78,516    $60,435    $55,753
Income tax expense                      11,804    14,230     39,056     44,334     30,782     18,909     13,609
Pretax income                          $37,524   $43,521   $123,920   $147,251   $109,298    $79,344    $69,362

Fixed charges:
Interest on borrowings                 $29,669   $16,181    $87,059    $50,553    $33,364    $43,620    $54,353
Amortization of debt
  issuance expenses                         35        29        123        125         44         42         42
Interest portion of rental expense         877       862      3,454      3,377      3,253      3,047      2,938
Excluding interest on deposits         $30,581   $17,072    $90,636    $54,055    $36,661    $46,709    $57,333

Interest on deposits                   $72,671   $54,348   $243,632   $239,178   $252,333   $275,745   $271,749
Including interest on deposits        $103,252   $71,420   $334,268   $293,233   $288,994   $322,454   $329,082

Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits          2.23      3.55       2.37       3.72       3.98       2.70       2.21
  Including interest on deposits          1.36      1.61       1.37       1.50       1.38       1.25       1.21
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